FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

March 2, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus retains CEOcast, Inc. for Investor Relations services

InNexus Biotechnology, Inc. has retained the services of CEOcast Inc. of New York, NY to introduce the Company to the investment community in the United States, now that the Company has begun trading on the NASD OTC BB under the symbol “IXSBF”.

The services provided by CEOcast will include arranging road shows with brokers, fund managers and high net-worth investors as well as distribution of the Company’s press releases to their active database of biotechnology investors.

The agreement with CEOcast is for a term of up to six-months at US$10,000 per month, plus reasonable out-of-pocket expenses, and is subject to acceptance for filing by the TSX Venture Exchange.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform. InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies. InNexus is developing the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

March 14, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Announces Achieving Business Milestone in Development of Intracellular SuperAntibody™ Therapeutics

InNexus Biotechnology Inc., an innovative antibody-driven drug development company, announces the achievement of a business milestone in the development of intracellular SuperAntibody™ therapeutics.  With the receipt of the first of three high affinity anti-apoptosis monoclonal antibodies from its co-development partner, Epitomics, Inc., InNexus has established an important foundation on which to advance SuperAntibody™ platform based drugs from early-stage testing to eventual commercialization.

Commenting on the announcement, Dr. A. Charles Morgan, President of InNexus, said:  "The antibody transfer marks an early and critical milestone in the development of intracellular SuperAntibody™ therapeutics.  Utilizing our TransMAb™ technology platform, the newly enhanced TransMab antibodies will be able to enter inside cells to either turn on or turn off the apoptotic process, leading to the creation of new, useful and never before seen medications in areas as stroke and cancer.”

Garth Likes, Vice President of Business Development added: “Using our TransMAb™ technology platform, we are able to regulate cellular functions and believe it represents a new paradigm in the use of antibodies and SuperAntibodies™ for the development of novel therapeutics and diagnostics.”

Apoptosis is the normal biochemical process in cells which triggers the eventual death of a cell, a process required for the body to grow and become fully formed. Defective apoptotic processes have been implicated in a wide variety of diseases, sometimes causing premature cell-loss disorders, such as in the case of stroke and heart attack.  Additionally, it is thought some forms of cancer may result when apoptosis is somehow interrupted, allowing cells to grow unchecked, resulting in a cancerous tumour.

Under the terms of the co-development agreement, Epitomics will supply humanized antibodies for defined intracellular targets with InNexus enhancing these antibodies with its TransMAb™ technology platform, enabling intracellular delivery. The companies are jointly developing therapeutic, diagnostic and life science products.

About Epitomics

Epitomics, Inc. is a privately held biotechnology company that develops and commercializes its proprietary rabbit monoclonal antibody technology for use in the research community, diagnostic and therapeutic markets through licensing, service and product sales. Epitomics also has a novel humanization technology.  Epitomics has headquarters in Burlingame, California, and a wholly owned subsidiary in Hangzhou, China and has worked with Sugen, Genentech, Upstate USA, Exelixix and Ventanna to name a few. For more information, please visit www.epitomics.com

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications.  Both platforms utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities.  These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

March 16, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Biotechnology Announces an Expansion of its SuperAntibody Research and Development Program

InNexus Biotechnology Inc., an innovative antibody-driven drug development company announces the extension and expansion of its research and development program for SuperAntibody Technology (SAT) by expanding its R&D facilities within the Kentucky Technology Center on the Coldstream Research Campus in Lexington, Kentucky.  This modern laboratory facility includes equipment for fluorescence flow cytometry analysis (FACS), ELISA, a full protein chemistry lab, cell culturing and other infrastructure.

The expansion is being made to accommodate more partnerships, expanded R&D activities, and scale-up of its product development program to advance development of InNexus’ leading drug candidate, SuperAntibody™ T15, a treatment for reduction of plaque in coronary artery disease.   InNexus is focused on maximizing the value of its two technology platforms, SuperAntibody™ and TranMAbs™, for empowering monoclonal antibodies.

Commenting on the announcement, Dr. Charles Morgan, the President of InNexus, said:  “This expansion further validates our commitment to our partners for providing resources and capacity for SuperAntibody development.  Interest in our SAT platform has outstripped our previous resources and the new facility increases our ability to enter into partnerships by increasing our ability to provide R&D feasibility studies and generate the data required for the development projects of our partners”.

Dr. Heinz Kohler, Vice President of Research and Development at InNexus, added: “the R&D facility located on the University of Kentucky Coldstream Research Campus is state-of-art, open and fully functional.  We wish to thank and formally acknowledge the University of Kentucky for its financial support and other programs that have allowed our facilities to remain in Kentucky.”

About Coldstream

The University of Kentucky operates the Coldstream Research Campus as a “mini-campus” which consists of 27 acres, and was established as a center for new technology-based companies. The Research Campus currently  consists  of a complex of six buildings and, when completed, will have an additional seventh multi-tenant building with a total of nearly 110,000 square feet of laboratory and office space. The current campus tenants include a variety of engineering and life science companies.

About InNexus

InNexus Biotechnology Inc. is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of antibody based drugs which can penetrate into cells.  Both product platforms utilize unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

March 18, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus to Present at International Bio Ventures Conference

InNexus Biotechnology Inc. is pleased to announce it has been selected to speak at the 5th Annual EC 21 Bio Ventures Conference to be held March 22-23 in London, England at the Queen Elizabeth II Conference Centre at 1:45 pm.    Additionally, the Company’s business plan has been selected from an international assemblage of submissions as one of three finalists for the Best in Show - Business Plan Competition being held in conjunction with the Conference.

The InNexus presentation will include an overview of Super Antibody Technology, current partnership and co-development activity, recent expansion of its development program and lab facilities, and the strategic direction of the company.  “The EC 21 meeting continues our exposure to the financial community while allowing our technology and business plans to be showcased before a large international audience of investors,” commented Dr. Charles Morgan, President and CEO of InNexus.

The Technology Vision Group LLC and Ferghana Partners Group, co-sponsors of the Business Plan “Best in Class” event, have organized the competition for life science companies to compete via their business plans and presentations. This highly competitive event utilizes a multi-disciplined panel to judge the “investment merits” of three finalists and award The 2005 EC21 BioVentures Best in Show Award.

About EC 21

The mission of the European C21 BioVentures (EC21) conference is to educate all stakeholders in the bioscience industry about the trends that are driving its growth and development in the 21st century. The conference was first held in 2000 in London and has evolved into an annual gathering to explore the future of investing in biotechnology. The EC21 conference attracts leading technology experts, investors and company executives to meet informally, exchange ideas and to review the business goals of innovative new companies in the fields of biotechnology, informatics, medical devices and healthcare. Representatives in attendance include: senior executives from Big Pharma, life science companies, entrepreneurs, scientists, technology transfer experts, investment fund and asset managers, investment and commercial bankers, corporate finance specialists, equity analysts, venture capitalists, high net worth private investors, and government officials working in the area of technology and industrial development. In addition, representatives from leading service providers and the media will also attend.   For more information please visit   www.techvision.com/ec21/about

About InNexus

InNexus Biotechnology Inc. is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of antibody based drugs which can penetrate into cells.  Both product platforms utilize unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

March 21, 2005

TSX.V: IXS

OTC BB: IXSBF

N E W S    R E L E A S E

FINAL CLOSING OF PRIVATE PLACEMENT

The Company wishes to announce that it has completed a final phase of a private placement originally announced by news release on October 14, 2004.  The final phase of the placement consists of 510,000 shares at a price of $0.45 per Share.  The shares will be subject to a hold period expiring on July 21, 2005.

A partial closing of this Private Placement was completed on November 4, 2004.

The Company has paid Williams de Broe PLC of London, UK a finders fee of $18,360 with respect to this final phase of the placement and has granted Broë PLC of London a non-transferable option to acquire 51,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from closing.

The net proceeds of the private placement will be used for general working capital.

About InNexus

InNexus Biotechnology Inc. is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of antibody based drugs which can penetrate into cells.  Both product platforms utilize unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“STUART ROGERS”

Stuart Rogers

Chief Financial Officer

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

March 31, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

Dr. Sybille Muller appointed Director of InNexus

InNexus Biotechnology Inc. is pleased to announce that Dr. Sybille Muller of Lexington, Kentucky has been appointed to the Board of Directors, effective immediately.

Dr Sybille Muller is currently Vice President of Immpheron, Inc., contributing to the development of InNexus’s SuperAntibody Technology.  Dr. Muller and ImmPheron conduct research on behalf of InNexus on therapeutic and diagnostic applications  of the SuperAntibody Technology Platform and head up InNexus’s Corporate Parnering program.  Dr. Muller is headquartered in InNexus/ImmPheron’s new state-of-the-art laboratory facility located on the University of Kentucky Coldstream Research Campus.

Dr Muller received her Masters and Ph.D. degree in Cell Biology at the Free University of Berlin in West Germany.   She has held tenured positions at the Robert Koch-Institute in Berlin and at the Roswell Park Memorial Institute in Buffalo, New York.  She was a leading scientist at IDEC Pharmaceuticals (now BioGen IDEC) and held a staff position at the Sidney Kimmel Cancer Center in San Diego, California where she is credited as the inventor of the monoclonal antibody 1F7 for treatment of HIV.

From 1993 to 1996 Dr. Muller served as an Associate Professor in the Dept. of Medicine of the University of Kentucky, leaving to join ImmPheron  in 1996.

Dr. Muller has published approximately 65 peer reviewed research articles in the fields of Molecular Biology, Plant Physiology, and Immunology.

About InNexus

InNexus Biotechnology Inc. is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of antibody based drugs which can penetrate into cells.  Both product platforms utilize unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   April 14, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director